Net income increase of 23 per cent - Financial forecasts maintained

Berlin, Germany, November 8, 2001; Schering AG (FSE: SCH, NYSE: SHR) reported today that net income rose 23 per cent to EUR 331 million
(US$ 301 million)* in the first nine months of 2001. Net sales for the period increased 7 per cent to EUR 3,578 million
(US$ 3,256 million), or 9 per cent after adjustment for currency effects. Operating profit grew 14 per cent in the third quarter of 2001 compared to performance a year ago. In the first nine months of 2001, operating profit increased 4 per cent to EUR 494 million
(US$ 449 million), notwithstanding expenses connected with numerous product launches, particularly in the United States and Europe.

"Our growth story continues. We're seeing solid increases in Schering AG's revenues and net income. Earnings per share are up
23 per cent. This is the basis for our future growth, which will be stimulated through further investments into new technologies, especially in the field of cancer treatment," said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG at Schering AG's autumn press conference in Berlin.

"We expect net sales to accelerate in the fourth quarter, particularly as a result of our successful product launches of Yasmin(R) or Campath(R). And we maintain our financial forecasts: Net income growth may exceed 19 per cent for the full year 2001," said Professor
Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG.

*Conversion rate EUR - US$ was the FX rate on September 28, 2001
(1EUR = 0.9099 USD)

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de



__________________________________________________________________________


-------------------------------------------------
INTERIM REPORT: First Nine Months 2001
-------------------------------------------------

Valuation and Accounting Policies

This Interim Report for the Schering AG Group comprises the Consolidated Income Statements as well as condensed versions of the Consolidated Balance Sheets and Consolidated Cash Flow Statements. It also provides a regional breakdown of sales and results. Major earnings indicators are presented on a quarterly basis. In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing rate method is used for all such companies.

Since January 1, 2001, we have applied the International Accounting
Standard IAS 39. This standard requires securities to be valued at market value. The adoption of this standard has had no impact on net income, as unrealized gains and losses are excluded from earnings and reported as a separate component of equity. The adoption of the International Accounting Standard IAS 40 on January 1, 2001, has not changed our previous valuation and accounting policies, as we opted for the cost model, i.e. we continue to carry investment property at its cost less any accumulated depreciation and any accumulated impairment losses.

The Interim Report complies with International Accounting Standard IAS 34.



 The first nine months of 2001 at a glance

* Increase in net sales: +7%,
  after adjustment for currency effects +9%
* Net income: +23%
* United States: success with new products
* EUR1.5bn expected from sale of Aventis CropScience




____________________________________________________________________________
Top-selling products in the first nine months 2001

                    Jan. - Sept.        Change from 1-9/2000
                            2001
                                                   currency-
                        (in EURm)          total    adjusted
                   --------------       ---------   ---------
 1. Betaferon(R)*            491           + 12%       + 11%
 2. Iopamiron(R)             253           -  6%       +  1%
 3. Magnevist(R)             228           +  7%       +  8%
 4. Ultravist(R)             182           -  2%       +  2%
 5. Diane(R)                 164           +  8%       + 12%
 6. Microgynon(R)            105           +  7%       + 10%
 7. Fludara(R)               100           + 22%       + 21%
 8. Climara(R)                93           + 12%       +  9%
 9. Meliane(R)                91           + 22%       + 24%
10. Femovan(R)                81           -  2%       +  2%
11. Betapace(R)               77           - 49%       - 52%
12. Androcur(R)               74           -  7%       -  3%
13. Triquilar(R)              71           +  5%       +  7%
14. Mirena(R)                 70           + 39%       + 41%
15. Miranova(R)               35           + 32%       + 30%

* Trade name in the United States and Canada: Betaseron(R)



_____________________________________________________________________________


Growth Story Continues - Net Sales up 7%

In the first nine months of this year Schering AG Group's net sales rose by 7%, after adjustment for currency effects by 9%.
This increase was in line with our projections, and was primarily driven by 7% volume growth. Acquisitions contributed 2% to the increase in sales, while currency effects reduced the figure by 2%. Overall, net sales totaled EUR3,578m.

The successful launch of innovative products such as Campath(R), Yasmin(R) and Mirena(R) has shown a positive impact on sales in our United States Region. In addition, the outstanding performance of Fludara(R) and Betaferon(R) has cushioned the fall in sales of Betapace(R) caused by the expiration of its market exclusivity. After adjusting for Betapace(R), growth in the United States Region came to an excellent 21%.

We recorded significant increases in net sales in our Europe, Asia/Middle East and Latin America/Canada Regions. Favorable sales development in our Fertility Control & Hormone Therapy business area made a major contribution to the growth in the Europe and Latin America/Canada Regions. Much of the growth in the Asia/Middle East Region came from higher sales in Diagnostics & Radiopharmaceuticals and Specialized Therapeutics.

Germany saw net sales grow by an encouraging 4% over the previous year to EUR395m in the period under review.

In the Japan Region, our Specialized Therapeutics business area developed particularly well. Betaferon(R) has become successfully established in the market less than a year after its launch. It is the only substantial therapeutic agent in Japan for the treatment of multiple sclerosis.

Overall, for the Group, Betaferon(R) has continued to positively impact sales growth with an increase in sales of 12%.



________________________________________________________________________________________________________________________
Net Sales by Region
Schering AG Group

                               (in EURm)                           Change from 1-9/2000                % of net sales
                          1-9/2001  1-9/2000     Total       Volume/Price   Currency   Acquisitions  1-9/2001  1-9/2000
-----------------------------------------------------------------------------------------------------------------------
Europe Region*            1,644     1,513        +  9%        +  9%       -  2%        +  2%             46%       45%
-----------------------------------------------------------------------------------------------------------------------
United States Region        798       750        +  6%        +  1%       +  4%        +  1%             22%       22%
-----------------------------------------------------------------------------------------------------------------------
Japan Region                473       477        -  1%           0%       -  7%        +  6%             13%       14%
-----------------------------------------------------------------------------------------------------------------------
Latin America/              371       345        +  8%        + 10%       -  2%           0%             10%       10%
Canada Region
-----------------------------------------------------------------------------------------------------------------------
Asia/Middle East Region     164       149        + 10%        + 16%       -  6%           0%              5%        5%
-----------------------------------------------------------------------------------------------------------------------
Other                       128       115        + 12%        + 11%       +  1%           0%              4%        4%
Activities
-----------------------------------------------------------------------------------------------------------------------
Total                     3,578     3,349        +  7%        +  7%       -  2%        +  2%            100%       100%


* incl. Africa, Australia, and New Zealand
_______________________________________________________________________________________________________________________



Fertility Control & Hormone Therapy: Outstanding Acceptance of Yasmin(R)

The successful launch of new products has helped Fertility Control & Hormone Therapy to develop into the Group's most dynamic business area. Net sales rose 13% to EUR1,133m.

The launch of our innovative oral contraceptive Yasmin(R), which has now been available in the US since June 2001, has been very successful. The launch has attracted a lot of attention, since Yasmin(R) is the first oral contra-ceptive (OC) with a novel active ingredient to be launched for years in the US market. With its active ingredient drospirenone, Yasmin(R) offers additional positive effects such as reduced fluid retention and PMS symptoms, as well as a favorable influence on the skin. In Germany the product has already advanced to second place among the OCs, while Valette(R), also a product of Schering AG Group, remains number one.

Sales of our intrauterine hormone-delivery system Mirena(R) grew exceptionally well (+39%). Sales in the US were an important contributor to this growth. Only a few months after the launch of Mirena(R) in this important market, the US already accounts for 10% of the product's world sales. Mirena(R) offers a reliable long-term method of family planning that is convenient to use and easily reversible.




Specialized Therapeutics: Extraordinary Growth with Betaferon(R), Fludara(R) and Campath(R)

The Specialized Therapeutics business area recorded a 3% expansion of net sales. After adjusting for the slump in sales of Betapace(R), the increase was an impressive 12%.

Betaferon(R) for the treatment of multiple sclerosis (MS) is still growing at +12%. The latest results of the independent INCOMIN Study* released in September prove yet again the excellent treatment results of higher dosages - and of our product in particular. These findings convincingly show that the frequent and high-dose use of Betaferon(R) offers MS patients significantly better treatment results.

We achieved outstanding sales growth with our oncological products.
The monoclonal antibody Campath(R) for the treatment of chronic lymphocytic leukemia (CLL) has been marketed since June in the United States with great success. In September it was launched under the trade name MabCampath(TM) in Europe - initially in Germany, the United Kingdom and the Netherlands. Campath(R)/MabCampath(TM) represents an important supplement to CLL treatment options. The encouraging growth of this novel product, combined with the increase in sales of Fludara(R) (+22%), illustrates how successfully Schering is broadening its expertise in the field of hematological oncology.

In addition, license agreements have been finalized for the active ingredient fasudil, which is used in the treatment of angina pectoris, and Refludan(R) used to combat heparin-induced thrombocytopenia.



* INdependent COMparison of INterferons, funded by Ministry of Health and MS Society, Italy




Diagnostics & Radiopharmaceuticals: Striking Success with Magnevist(R)

Net sales in the Diagnostics & Radiopharmaceuticals business area rose by 6% to EUR1,048m. Our sales in the highly innovative field of magnetic resonance imaging (MRI) led the way with an increase of 8%. Magnevist(R) (+7%) contributed substantially to this positive development and actually recorded 15% growth in the United States Region.

Volume sales of our X-ray contrast media increased by 3%, although net sales declined by 4% due to negative currency effects and continuing price pressure.

Sales of application technologies for contrast media rose by 18%.
Radiopharmaceuticals sales totaled EUR112m.




Dermatology: Double-digit Self-generated Growth

The Dermatology business area succeeded in raising net sales by 4% to EUR172m. Excellent volume and price growth of 11% was partly offset by negative currency effects of 7%. Sales of Advantan(R), our preparation for the treatment of eczema, rose by 30%.





_________________________________________________________________________________________________________________________
Net Sales by Business Area
Schering AG Group
                              (in EURm)                              Change from 1-9/2000              % of net sales
-------------------------------------------------------------------------------------------------------------------------
                       1-9/2001   1-9/2000     Total      Volume/Price   Currency     Acquisitions    1-9/2001   1-9/2000
-------------------------------------------------------------------------------------------------------------------------
Fertility Control &      1,133     1,005       + 13%        + 15%        -  2%            0%               32%       30%
Hormone Therapy
-------------------------------------------------------------------------------------------------------------------------
Specialized Therapeutics 1,095     1,061       +  3%        +  1%           0%          + 2%               30%       31%
-------------------------------------------------------------------------------------------------------------------------
Diagnostics &
Radiopharmaceuticals     1,048       991       +  6%        +  4%        -  2%          + 4%               29%       30%
-------------------------------------------------------------------------------------------------------------------------
Dermatology                172       166       +  4%        + 11%        -  7%            0%                5%        5%
-------------------------------------------------------------------------------------------------------------------------
Other Sources              130       126       +  3%        +  4%        -  1%            0%                4%        4%
-------------------------------------------------------------------------------------------------------------------------
Total                    3,578     3,349       +  7%        +  7%        -  2%          + 2%              100%      100%
_________________________________________________________________________________________________________________________




Personnel

The average number of employees in the Schering AG Group rose 6% in the period under review to 24,931 (excluding acquisitions by 4% to 24,386). At the same time, personnel costs rose by 11% to EUR1,134m (excluding acquisitions by 8% to EUR1,107m).



_____________________________________________________________________________
Personnel
                                                                  Year
January - September              2001       2000      Change      2000

Employees*                     24,931     23,515      +  6%     23,720
Personnel costs in EURm**       1,134      1,023      + 11%      1,422


*    Average
**   Wages and salaries, social contributions, pensions
____________________________________________________________________________





Capital Expenditure

This year's capital expenditure will be 35% higher than last year's;
the figure for the whole year will be approximately EUR245m. Of this investment, 55% relates to Germany, 16% to other countries of the European Union, and 14% to the United States.

Our capital spending priorities are the expansion of microbiological active-ingredient production at the Bergkamen site - a reaction to volume growth - and the concentration of the formulation and packaging of liquid and solid dosage forms at one site in Berlin. We have also started with the expansion of production capacities for hormone-containing drugs at our subsidiaries in Weimar, Germany, and Lys-Lez Lannoy, France.




Sale of our Stake in Aventis CropScience Imminent

On October 2, 2001, we announced that Schering will sell its 24 per cent investment in Aventis CropScience S.A., Lyon, simultaneously with Aventis S.A., Strasbourg, to Bayer AG, Leverkusen. This illustrates how Schering is consistently implementing its strategy of focusing on the pharmaceutical business. We expect proceeds of EUR1.5bn from the transaction, which will substantially increase our financial potential for further acquisitions, cooperations, and the promotion of internal growth opportunities. The deal is expected to close during the first quarter 2002 after clearances from various authorities have been obtained.





Cash Flow Statement

Cash flow increased by 16%, i.e. at a lower rate than net income.
The cash outflow from changes in working capital was due to the building up of stocks and a lower increase in liabilities compared to last year.

Cash flows used in investing activities have been markedly higher than last year due to higher capital expenditures, which, unlike last year, were not offset by income from the sale of securities.





____________________________________________________________________________________
Consolidated Cash Flow Statements
Schering AG Group


                                            Jan.- Sept.  Jan.- Sept.    Full year
(values expressed in EURm)                        2001         2000          2000
------------------------------------------------------------------------------------
Cash flows before working capital changes          489          422           645
Changes in working capital                       -  39           29         - 180
------------------------------------------------------------------------------------
Cash flows from operating activities               450          451           465
Cash flows used in investing activities          - 193        -  46         - 119
Cash flows used in financing activities          - 265        - 259         - 172
------------------------------------------------------------------------------------
Net change in cash and cash equivalents          -   8          146           174
Effect of exchange-rate movements
  on cash and cash equivalents                   -   5            4         -   2
------------------------------------------------------------------------------------
Cash and cash equivalents at January 1             274          102           102
------------------------------------------------------------------------------------
Cash and cash equivalents
at September 30/December 31                        261          252           274
____________________________________________________________________________________




Net Income Grows by 23%

Due to a change in product mix, the increase in gross profit was 6%, slightly smaller than sales growth. Costs of marketing and selling as well as costs of engineering and administration have increased on a diminishing scale in the course of the year due to the declining effect of acquisitions. By contrast, we have increased expenditures on research and development by 14%. In addition to the larger number of research and development projects, this increase was mainly caused by a higher number of collaborations in the Specialized Therapeutics and Dermatology business areas.

The increase in operating profit of EUR20m to EUR494m was largely due to the developments in the third quarter.

Aventis CropScience improved its operating result (EBITA) by 18%. The sale of the household insecticide business, together with the absence of one-off restructuring expenses, led to an exceptional increase in net income. Schering AG Group's share of the net income was EUR83m, compared to EUR16m in the first nine months of 2000.

The other financial result reflects impairment losses from a decline in the market values of venture-capital investments. This contrasts with a profit from the sale of such investments last year. Due to tax reform in Germany, the tax burden was lower compared to the previous year.

Overall net income rose by 23% to EUR331m.




Outlook

We expect net sales growth to accelerate in the fourth quarter, particularly as a result of the excellent sales development of our recent product launches Yasmin(R) and Campath(R)/MabCampath(TM). After adjustment for currency effects, we expect tight double-digit net sales growth for the 2001 financial year.

We confirm our expectation that net income will exceed EUR400m.



Schering AG
The Executive Board
Berlin, November 2001




__________________________________________________________________________________________________________________________________

Segment Reporting
Schering AG Group
(values expressed in EURm)

                          Segment     Internal   External   Change year-    Segment    Change year-  Segment   Change year-
                          net sales   net sales  net sales  on-year         perform-   on-year       result    on-year
                                                                              ance*
January-September 2001
-----------------------------------------------------------------------------------------------------------------------------------
Europe Region**	       2,310         666      1,644       +  9%         713         + 12%        366        +  4%
-----------------------------------------------------------------------------------------------------------------------------------
United States Region           804           6        798       +  6%         223         -  1%         33        - 21%
-----------------------------------------------------------------------------------------------------------------------------------
Japan Region                   473           0        473       -  1%         165         -  6%         69        - 16%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada Region    391          20        371       +  8%         127         +  9%         76        +  6%
-----------------------------------------------------------------------------------------------------------------------------------
Asia/Middle East Region        168           4        164       + 10%          61         + 11%         35        +  9%
-----------------------------------------------------------------------------------------------------------------------------------
Other Activities               195          67        128       + 12%          65         + 20%         31        + 41%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                4,341         763      3,578       +  7%       1,354         +  7%        610        +  1%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --           --         --          --       - 655         + 14%         --           --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --           --         --          --       -  89         +  1%         --           --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --           --         --          --       - 116         -  9%      - 116        -  9%
-----------------------------------------------------------------------------------------------------------------------------------
Schering AG Group            4,341         763      3,578       +  7%         494         +  4%        494        +  4%
-----------------------------------------------------------------------------------------------------------------------------------



                          Segment     Internal   External   Change year-    Segment    Change year-  Segment   Change year-
                          net sales   net sales  net sales  on-year         perform-   on-year       result    on-year
                                                                              ance*
January-September 2000
-----------------------------------------------------------------------------------------------------------------------------------
Europe Region**              2,090          577      1,513       + 14%        637         +  5%        351        +  5%
-----------------------------------------------------------------------------------------------------------------------------------
Unites States Region           754            4        750       + 39%        225         + 22%         42        + 20%
-----------------------------------------------------------------------------------------------------------------------------------
Japan Region                   477            0        477       + 48%        176         + 30%         82        + 21%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada Region    360           15        345       + 29%        116         + 49%         72        + 67%
-----------------------------------------------------------------------------------------------------------------------------------
Asia/Middle East Region        152            3        149       + 22%         55         + 25%         32        + 39%
-----------------------------------------------------------------------------------------------------------------------------------
Other Activities               164           49        115       +  4%         54         -  8%         22        - 21%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                3,997          648      3,349       + 25%      1,263         + 14%        601        + 13%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --            --         --          --      - 574         + 18%         --           --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --            --         --          --      -  88         -  3%         --           --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --            --         --          --      - 127         + 92%      - 127        + 92%
- ---------------------------------------------------------------------------------------------------------------------------------
Schering AG Group            3,997          648      3,349       + 25%        474         +  2%        474        +  2%
-----------------------------------------------------------------------------------------------------------------------------------


*   Measure of performance used internally in the Schering AG Group
    (before allocation of 'research and development costs' and 'central production overheads and production variances')

**  incl. Africa, Australia, and New Zealand






_________________________________________________________________________________

Earnings Indicators by Quarter
Schering AG Group
(values expressed in EURm)

                           1st         2nd         3rd          4th
                       quarter     quarter     quarter      quarter   Full year
---------------------------------------------------------------------------------
Net sales       2001     1,157       1,252       1,169
                -----------------------------------------------------------------
                2000     1,044       1,173       1,132        1,144      4,493
---------------------------------------------------------------------------------
Gross profit    2001       876         938         877
                -----------------------------------------------------------------
                2000       806         876         849          873      3,404
---------------------------------------------------------------------------------
Operating       2001       192         173         129
profit          -----------------------------------------------------------------
                2000       188         173         113          166        640
---------------------------------------------------------------------------------
Profit on       2001       208         201         118
ordinary        -----------------------------------------------------------------
activities      2000       207         183         105          140        635
---------------------------------------------------------------------------------
Income before   2001       128         140          67
minority        -----------------------------------------------------------------
interests       2000       109         103          65           68        345
---------------------------------------------------------------------------------
Net income      2001       126         138          67
                -----------------------------------------------------------------
                2000       106         103          61           66        336
---------------------------------------------------------------------------------
Basic earnings  2001      0.64        0.69        0.34
per share*      -----------------------------------------------------------------
(in EUR)        2000      0.54        0.51        0.31         0.34       1.70

* Figures for the 1st quarter 2000 have been adjusted
  due to a 1:3 share split
_________________________________________________________________________________




_______________________________________________________________________________________________________

Consolidated Income Statements
Schering AG Group
(values expressed in EURm)

January-September                          2001         2000         Change         Full year 2000
-------------------------------------------------------------------------------------------------------
Net sales                                  3,578       3,349        +   7%                  4,493
Cost of sales                             -  887      -  818        +   8%                - 1,089
-------------------------------------------------------------------------------------------------------
Gross profit                               2,691       2,531        +   6%                  3,404
Costs of
  marketing and selling                  - 1,161     - 1,093        +   6%                - 1,498
  engineering and administration         -   370     -   330        +  12%                -   456
  research and development               -   655     -   574        +  14%                -   811
Other operating expenses/income          -    11     -    60                                    1
-------------------------------------------------------------------------------------------------------
Operating profit                             494         474        +   4%                    640
Result from Aventis CropScience               83          16        + 419%                -    59
Interest result                          -    33     -    42        -  21%                -    46
Other financial result                   -    17          47        - 136%                    100
-------------------------------------------------------------------------------------------------------
Profit on ordinary activities                527         495        +   7%                    635
Taxes on profit                          -   192     -   218        -  12%                -   290
-------------------------------------------------------------------------------------------------------
Income before minority interests             335         277        +  21%                    345
Minority interests in profits/losses      -    4     -     7                              -     9
-------------------------------------------------------------------------------------------------------
Net income                                   331         270        +  23%                    336


Basic earnings per share (in EUR)           1.67        1.36       +  23%                    1.70
Diluted earnings per share* (in EUR)        1.66        1.35       +  23%                    1.68



* Diluted by stock options issued as part of Long-Term Incentive Plans for employees

________________________________________________________________________________________________________


_______________________________________________________________________________________

Consolidated Balance Sheets
Schering AG Group
(values expressed in EURm)


                                        September 30, 2001      December 31,2000
Assets
-------------------------------------------------------------------------------------
Goodwill                                               333                   359
Other intangible assets                                178                   142
Property, plant, and equipment                       1,220                 1,201
Financial assets                                       641                   543
--------------------------------------------------------------------------------------
Fixed assets                                         2,372                 2,245

Inventories                                            887                   779
Receivables and other assets                         1,491                 1,530
Marketable securities                                  382                   378
Cash and cash equivalents                              261                   274
-------------------------------------------------------------------------------------
Other non-current and current assets                 3,021                 2,961
                                                     -----                 -----
                                                     5,393                 5,206


Equity and Liabilities                  September 30, 2001     December 31, 2000
--------------------------------------------------------------------------------------
Paid-up capital                                        528                   528
Retained earnings
at January 1                                         1,769                 1,570
Dividend payments                                   -  198                -  165
Net income                                             331                   336
Change in market value of
  financial instruments                                 49                    --
Translation adjustments                             -   16                    28
---------------------------------------------------------------------------------------
Retained earnings at September 30 / December 31      1,935                 1,769
---------------------------------------------------------------------------------------
Shareholders' equity                                 2,463                 2,297
Minority interests                                      93                    92
Non-current provisions and liabilities               1,589                 1,570
Current provisions and liabilities                   1,248                 1,247
---------------------------------------------------------------------------------------
Provisions and liabilities                           2,837                 2,817
                                                     -----                 -----
                                                     5,393                 5,206
_______________________________________________________________________________________